UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. N/A )*

Private Media Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74266R104

(CUSIP Number)

Jacques de Bliek,  Consipio Holding BV  WALSOORDENSESTRAAT 70  WALSOORDEN,  The Netherlands  4588 KD  Phone : 011 31 114 687 272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CONSIPIO HOLDING BV 00000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,600,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,600,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27 (1)%

14	TYPE OF REPORTING PERSON
CO

(1) Based on 20,705,822 shares of common stock reported outstanding in Private Media Group, Inc.’s last Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2010.

Item 1.	Security and Issuer

Item 2.	Identity and Background

(a)

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

The following paragraphs are added to Item 4 of the Reporting Person's Schedule 13D immediately prior to the existing penultimate paragraph of Item 4.

On September 10, 2010, the Reporting Person executed a form of written consent of the Issuer's stockholders to approve resolutions to amend the Issuer's bylaws in certain respects. The written consent of stockholders to approve the bylaw amendments was previously presented by the Reporting Person to 3 other holders of the Issuer's Common Stock who, together with the Reporting Person, hold voting power over more than 50% of the voting power of the Issuer's Common Stock and have, as of September 10, 2010, executed the written consent as presented.

Among the changes included in the amended bylaws there are limitations on the power of the board of directors of the Issuer, without stockholder consent, to authorize the issuance of additional shares of the Issuer's capital stock or to approve contracts between the Issuer and its subsidiaries with the officers and directors of the Issuer or their affiliates. The amended bylaws also establish the third Thursday of November as the scheduled date for the Issuer's next annual meeting of stockholders to be held at the Issuer's executive offices located in San Francisco.

On September 14, 2010, the Reporting Person forwarded copies of the executed written consents to the Secretary of the Issuer at the Issuer's principal executive offices together with a notice calling upon the Issuer's board of directors to establish a record date for the next annual meeting to be held on November 18, 2010.

(a)

(b)

(c)

(d)

(e)

(f)

(g)
See the amendment to the response to Item 4 above with reference to amendments to the Issuer's bylaws. The Reporting Person does not believe that the amendments to the Issuer's bylaws will impede the acquisition of control of the Issuer by any person.

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)

(b)

(c)

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The additional disclosures provided in response to Item 4 are incorporated herein by this reference together with the responses to Items 3 and 4 incorporated herein by reference in the original filing of this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Consipio Holding BV

September 16, 2010	By:	/s/ Jacques de Bliek
Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes: This Amendment No. 1 to Schedule 13D is filed by and on behalf of the Reporting Person to amend the Schedule 13D related to the Common Stock of the Issuer filed with the Commission on August 12, 2010 (the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

THIS SCHEDULE 13D IS NOT A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO TAKE ANY ACTION WITH RESPECT TO THE COMMON STOCK OF THE ISSUER. THE REPORTING PERSON IS NOT HEREBY SOLICITING, AND DOES NOT INTEND TO SOLICIT, ANY STOCKHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS OR ANY OTHER MATTER TO BE VOTED UPON AT THE ISSUER’S ANNUAL MEETING OF STOCKHOLDERS OR OTHERWISE.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)